SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     ABRAMS INDUSTRIES, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)

                             003788106
                          --------------
                          (CUSIP Number)

                           Alan R. Abrams
                    1945 The Exchange, Suite 300
                       Atlanta, GA 30339-2029
                          (770) 953-0304
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       December 22, 1997
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.


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                                         Page 1 of 4

                    SCHEDULE 13D

CUSIP NO.  003788106

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Alan R. Abrams

_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                            (b) / /

_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     OO

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                / /
_________________________________________________________________
6.   CITIZENSHIP

          UNITED STATES OF AMERICA

_________________________________________________________________
NUMBER OF                7.   SOLE VOTING POWER
SHARES
BENEFICIALLY             ---------------------------
OWNED BY
EACH
REPORTING                8.   SHARED VOTING POWER
PERSON WITH                   500,000 Shares (17.0%)
                         ---------------------------
                         9.   SOLE DISPOSITIVE POWER

                         ---------------------------

                         10.  SHARED DISPOSITIVE POWER
                              500,000 Shares (17.0%)
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000 shares
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                          / /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.0%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

ITEM 1.  SECURITY AND ISSUER.


        This statement (the "Statement") relates to the common stock, par value $1 per share, (the "Common Stock") of Abrams Industries, Inc. (the "Issuer"), with principal executive offices located at 1945 The Exchange, Suite 300 Atlanta, GA 30339-2029.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is filed by Alan R. Abrams. Mr. Abrams' business address is 1945 The Exchange, Suite 300, Atlanta, GA 30339-2029.

        Mr. Abrams is employed as the President and Chief Operating Officer of the Issuer.

        Mr. Abrams has not been convicted in any criminal proceedings nor has he been a party to any civil proceedings as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Abrams is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Abrams is deemed to be the indirect beneficial owner of 500,000 shares of Common Stock of the Issuer (the "Securities") owned by Abrams Partners, L.P. (the "Partnership"), a limited partnership organized under the laws of Georgia. The Securities were acquired through contributions to the Partnership by the Partnership's limited partners, Edward M. Abrams, Alan R. Abrams, and James Andrew Abrams, Alan R. Abrams as custodian for Sarah Ann Abrams, Alan R. Abrams as custodian for Daniel Martin Abrams, and Alan R. Abrams as custodian for Patrick Uhry Abrams. The limited partners collectively contributed the Securities to the Partnership in exchange for limited partnership interests in the Partnership.

        The general partner of the partnership is Abrams Management Company, LLC ("the Company"), a limited liability company organized under the laws of Georgia. As the general partner of the Partnership, the Company possesses voting and disposition rights over the Securities.

        On December 22, 1997, Mr. Abrams received by bona fide gift, a 20% membership interest in the Company. As a result of the gift, Mr. Abrams holds a 30% membership interest in the Company. The other membership interests are held by Mr. Abrams' father and brother, who own 40% and 30% membership interests respectively. Since control of the Company is exercised by majority vote, the members share voting and disposition rights over the Securities.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Indirect beneficial ownership of the Securities was acquired as a result of a bona fide gift to Mr. Abrams of a 20% membership interest in the Company, as described in
        Item 3 of this schedule.   The Company, as general partner
        of the Partnership, has the power to direct the voting
        and disposition of the Securities.  Control of the
        Company is exercised by a majority vote.  Because at
        least two of the members of the Company must approve any action of the Company, including voting the Securities on behalf of the Partnership, Mr. Abrams is deemed to have shared voting and dispositive power of the Securities and therefore to be an indirect beneficial owner of the Securities for purposes of Rule 13d-1 of the Exchange Act
        of 1934.   Except as described  herein, Mr. Abrams has no
        plan or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 in Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Abrams is deemed to beneficially own 500,000 shares of the Common Stock of the Issuer, representing
        17.0% of the currently outstanding Common Stock of the Issuer.

        (b) Mr. Abrams shares power to direct the voting and disposition of the Securities as a member of the Company, which is the general partner of the Partnership.

        (c) No transactions have been effectuated during the past 60 days by Mr. Abrams involving the Common Stock of the Issuer.

        (d)    None.

        (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Company, as general partner of the Partnership, has
        voting rights of the Securities.   Actions of the Company
        must be approved by a majority of the members of the Company. Therefore, at least two of the three members of the Company must approve actions of the Company with respect to the voting of the Contributed Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 10, 1998



 /s/ Alan R. Abrams
---------------------
Name:  Alan R. Abrams